
RESOURCES INC.

1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427


03050423


SEC MAIL PROCESSING
RECEIVED
MAR 26 2003
WASH, D.C. 187 SECTION

March 19, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

SUPPL

Dear Sirs,

Please find enclosed a copy of a Material Change Report dated March 19, 2003 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Kathy Noble

Kathy Noble
Assistant Secretary

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82-4624



MATERIAL CHANGE REPORT

Reporting Issuer

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Date of Material Change

March 10, 2003

Press Release

A press release respecting the material change was issued through the facilities of Canadian Corporate News on March 10, 2003.

Summary of Material Change

Reference is made to the press release annexed as Schedule "A" hereto.

Full Description of Material Change

Reference is made to the press release annexed as Schedule "B" hereto.

Senior Officer

Mr. Peter McCarter, the Secretary of the Corporation (Tel: 416-362-2614), is knowledgeable about the material change and this report and may be contacted for further information.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 19th day of March, 2003.

AUR RESOURCES INC.

Signed
Peter McCarter, Secretary



Schedule "A"

PRESS RELEASE

AUR COMPLETES PRIVATE PLACEMENT OF US$125 MILLION SENIOR UNSECURED NOTES AND REPAYS EXISTING BANK DEBT

TORONTO, ONTARIO, March 10, 2003 – Aur Resources Inc. ("Aur") announces that it completed today its previously announced private placement of $125 million of senior unsecured notes ("the Notes") with an interest rate fixed at 6.75%. The net proceeds from the Notes were principally used to repay the balance of Aur's bank loan. Principal repayment of the Notes will be made in four equal annual installments beginning March 11, 2007, whereas the former bank loan required minimum principal repayments of $104.9 million in 2003-2006 as well as the maintenance of a $20 million minimum cash balance. As such, the Notes have significantly increased the cash available to Aur to advance its business activities, including the ability to, after repaying the $35 million Teck Cominco convertible debenture by December 31, 2003 with cash, finance the development of the Duck Pond deposit from operating cash flow, as well as to pursue other business opportunities. The Notes have customary financial tests and are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment. The issuance of the Notes and resultant repayment of the bank loan increased Aur's working capital by approximately $34 million and will result in a one-time, non-cash charge to earnings of $4.3 million in the first quarter of 2003 for the unamortized capitalized financing costs associated with the bank loan. Merrill Lynch acted as sole placement agent on Aur's behalf in connection with the private placement of the Notes.

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For further information please contact Dr. James W. Gill, President & Chief Executive Officer, Mr. Ronald P. Gagel, Vice-President and Chief Financial Officer or Mr. Peter McCarter, Vice-President at 416-362-2614.



Schedule "B"

On March 10, 2003, Aur Resources Inc. ("Aur") issued US$125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable in four equal annual principal repayments commencing March 11, 2007. The Notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment. The net proceeds from the Notes were principally used to fully repay Aur's bank loan. The issuance of the Notes and resultant repayment of the bank loan increased Aur's working capital by approximately US$34 million. Principal repayment of the Notes will be made in four equal annual installments beginning March 11, 2007, whereas the former bank loan required minimum principal repayments of US$104.9 million in 2003-2006 as well as the maintenance of a US$20 million minimum cash balance. As such, the Notes have significantly increased the cash available to Aur to advance its business activities, including the ability, after repaying in cash the US$35 million convertible debenture owing to Teck Cominco Limited by December 31, 2003, to internally finance the development of Aur's Duck Pond copper-zinc deposit in Newfoundland, as well as to pursue other business opportunities.

The Notes have customary financial covenants and impose no restrictions on the payment of dividends, on changes of control or on carrying out mergers or similar transactions provided that the merged entity continues to meet the covenants under the Notes. Aur's principal covenants under the Notes include:

- its consolidated shareholders' equity must be in excess of US$180 million plus 50% of subsequent net earnings;
- the ratio of its consolidated total debt to consolidated total capitalization (total debt plus consolidated shareholders' equity plus consolidated minority interests) must be no greater than 0.5:1;
- its debt service coverage ratio (consolidated net cash flow from operations plus consolidated interest expense plus consolidated cash in excess of US$10 million to consolidated debt service) must be at least 1.2:1;
- the ratio of consolidated EBITDA to consolidated interest expense must be at least 3.0:1;
- sales in excess of 15% of Aur's consolidated total assets in any year or 30% in aggregate cannot be carried out unless the proceeds are used to retire debt or used to purchase assets of a similar nature within one year of sale; and
- security cannot be granted over assets comprising in excess of 20% of Aur's consolidated shareholders' equity, subject to certain exceptions including security which also secures the Notes on a pari passu basis, security granted over subsequently acquired properties and/or assets to secure the purchase price thereof and/or the granting of security over mineral properties under development to secure the financing of such development.

Interest expense on the Notes will total approximately $7.1 million in 2003. Aur will incur a $4.3 million one-time, non-cash charge to earnings in the first quarter of 2003 for the unamortized capitalized financing costs associated with the original bank loan.